Exhibit 99.1

News Release
July 25, 2022

Turquoise Hill to announce second quarter financial results on August 4, 2022

Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) will announce its second quarter financial results on Thursday, August 4, 2022 after markets close in North America.

The Company will host a conference call and webcast to discuss second quarter financial results on Friday, August 5, 2022 at 8:00 am EST / 5:00 am PDT. The conference call can be accessed through the following dial-in details with the access code 412723:

North America: 1 833 927 1758

United Kingdom: 44 808 189 6484

Australia: 61 279 083 093

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Truquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com